November 27, 2012

VIA EDGAR
John Stickel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	China Armco Metals, Inc. Registration Statement on Form S-3 Filed October 10, 2012 File No. 333-184354

Dear Mr. Stickel:

We hereby submit the responses of China Armco Metals, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated October 26, 2012, to Kexuan Yao of the Company in regard to the above-referenced Registration Statement on Form S-3 filed on October 10, 2012 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in to the Form S-3 (“Form S-3”), filed with the Securities and Exchange Commission on November 27, 2012.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-3, as amended by the amendment(s).

General

1.	Please revise the prospectus cover page and throughout to disclose the aggregate dollar amount of securities being registered rather than the number of shares.

Response: We have revised the prospectus cover page and throughout to disclose the aggregate dollar amount of securities being registered.

2.	Please revise throughout to remove references to selling security holders or the resale of shares already outstanding as this appears to be a primary shelf offering.

Response: We have revised throughout to remove references to selling security holders or the resale of shares already outstanding.

About this Prospectus, page 1

3.	Please revise your disclosure to clarify that, while it may add or update information, the prospectus supplement may not contradict information in this prospectus.

Response: We have revised our disclosure to clarify that, while we may add or update information, the prospectus supplement may not contradict information in this prospectus.

Signatures, page 25

4.	Please revise to have your principal accounting officer or controller sign the registration statement in his or her individual capacity.

Response: We have revised to have our principal accounting officer sign the registration statement in his individual capacity.

Exhibit 5.1

5.
Please provide an opinion that the warrants will be binding obligations of the company and the preferred shares will be legally issued, fully paid and non-assessable.  Please also revise the opinion regarding the common shares to state that they will be legally issued, fully paid and non-assessable.

Response: We have provided an opinion that the warrants will be binding obligations of the company and the preferred stock will be legally issued, fully paid and non-assessable.  We have also revised the opinion regarding the common stock to state that they will be legally issued, fully paid and non-assessable.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Kexuan Yao
Kexuan Yao
Chief Executive Officer